Pyrotree Inc.



ANNUAL REPORT

15233 VENTURA BLVD STE 500

Sherman Oaks, CA 91403

0

https://webjoint.com/

This Annual Report is dated June 15, 2021.

BUSINESS

WebJoint is a B2B SaaS cannabis software company that leverages the power of technology to advance California's rapidly expanding cannabis delivery market. WebJoint provides cannabis deliveries integrated eCommerce, point-of-sale, and METRC-integrated inventory management tools to maximize operational efficiency, simplify legal compliance, and receive orders from cannabis brands in California. With over 1/3 of licensed and operating cannabis deliveries using the platform, WebJoint has built a fulfillment network of retailers across the state to enable brands and marketplaces to sell directly to consumers.

Company Highlights

- Over 421,000 registered consumers with new consumer accounts growing at 160% YoY with over $161M in orders processed growing 322% YoY through the WebJoint platform.

- Revenues increasing 203% from 2019 to 2020.

- Raised more than $2.2M since inception in 2014 from RedTape Ventures and angel investors.

- WebJoint's patent-pending Dynamic Cannabis Delivery Platform can be easily implemented in other heavily regulated, compliance-focused industries.

Lawsuit: A former single project-based client has filed a complaint in a Florida court regarding a web-based project they claim was unfinished. The project-based client owes the Company over $30,000. The amount listed in the complaint is $30,000 and the client has previously asked for a refund of $45,000. The Company has not filed a response at this point, but it intends to.

Previous Offerings

Between 2020 and 2019, we sold 1,764,706 [shares of Class A Preferred Stock] in exchange for $1.17 per share under Reg D.

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $1,500,000.00

Number of Securities Sold: 1,764,706

Use of proceeds: Salaries and Product Development

Date: November 10, 2017

Offering exemption relied upon: Rule 701

Type of security sold: Convertible Note

Final amount sold: $843,683.33

Use of proceeds: Operations and Prodcut Development

Date: October 22, 2019

Offering exemption relied upon: Rule 701

Type of security sold: Convertible Note

Final amount sold: $50,000.00

Use of proceeds: Operations

Date: December 16, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue:

2020 was a year of tremendous growth for our company. We had gotten our delivery software market-ready, and even started building our second software for direct-to-consumer sales. We always expected future growth in the delivery sector, but our growth was definitely fast-tracked due to COVID. As delivery became a necessity for the world, we were able to gain new software clients, as well as close several large custom projects. We ended the year with about $469,000 in revenue, as compared to about $154,000 in 2019.

Cost of Sales:

We were able to get our Cost of Sales even lower in 2020. We ended the year with only about $80,000 in expenses in this category, compared to about $104,000 in 2019. This was largely driven by lower salary costs for our Customer Support staff.

Gross Margins:

Our margins drastically improved in 2020 as compared to 2019, just as we had predicted. Even as our revenue increased, we kept our expenses bare bones and continued to handle the influx of customers with the same team and resources. In 2020 we saw a gross profit of about $388,000, with a margin of about 83%. This was drastically higher than the profit margin of 56% the year before.

Expenses:

Our goal in 2020 was to minimize our spending, in order to maximize profits. We had spent and invested so much the previous 2 years, that we thought it was the right thing to do. Our whole team, including our administration, agreed to take drastic pay cuts for the benefit of the company. We also didn't have to spend on things like marketing events and business expos, since COVID had completed eliminated in-person events. We ended the year with about $664,000 in operating expenses, compared to about $947,000 the year before.

Historical results and cash flows:

They're a great indicator as to what to expect in the future, although we shouldn't be having any years as small as 2019 anymore. Sure, there will be times where we'll be heavily investing in our product, and spending might have to increase as a result. But now we have a much larger client base, and new states are only continuing to open up, so revenues will continue to increase as a result.

We like to stay as lean as possible, and with the nature of us being in software, it's not unheard of for us to continue getting nice margins on our revenues as well.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $14,033.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA

Amount Owed: $82,058.20

Interest Rate: 1.0%

Maturity Date: March 10, 2021

This was part of the Paycheck Protection Program (PPP), and we should be able to get it completely forgiven soon.

Creditor: Green Equity Media LLC

Amount Owed: $2,395.50

Interest Rate: 10.0%

Maturity Date: September 30, 2020

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Christopher Dellolio

Christopher Dellolio's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO)

Dates of Service: April 15, 2015 - Present

Responsibilities: Oversee day to day operations and introduce the high level vision for the team to execute. The current salary is $65,000

Name: Hilart Abrahamian

Hilart Abrahamian's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: April 15, 2015 - Present

Responsibilities: Operations, product, and customer support. The current salary is $65,000

Name: Michael Tanzer

Michael Tanzer's current primary role is with Red Tape Ventures. Michael Tanzer currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: November 17, 2017 - Present

Responsibilities: Participate in board meetings which include a vote for high level direction of the company.

Other business experience in the past three years:

Employer: Red Tape Ventures

Title: CEO

Dates of Service: October 01, 2017 - Present

Responsibilities: Run day to day operations, find investment opportunities in cannabis.

Name: Hooman Simon Lahijani

Hooman Simon Lahijani's current primary role is with Menus Enterprises llc AKA menu.com. Hooman Simon Lahijani currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member

Dates of Service: August 01, 2017 - Present

Responsibilities: Guide the company in making proper business decision

Other business experience in the past three years:

Employer: Datassential Research

Title: President and Co-founder

Dates of Service: July 28, 1999 - September 15, 2019

Responsibilities: Oversaw creation and growth of the company - Company was sold to a private equity Spectrum Equity.

Other business experience in the past three years:

Employer: Collective Solution

Title: President and founder

Dates of Service: August 13, 2001 - Present

Responsibilities: As Board member helps the company make the corporate decision for growth and scalability.

Other business experience in the past three years:

Employer: Menus Enterprises llc AKA menu.com

Title: Founder and President

Dates of Service: January 28, 2017 - Present

Responsibilities: Product creation and scalability of the business

Other business experience in the past three years:

Employer: Quadrant Properties

Title: Managing Director

Dates of Service: March 01, 2021 - Present

Responsibilities: property entitlement

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Christopher Dell'Olio

Amount and nature of Beneficial ownership: 4,132,500

Percent of class: 35.1262

Title of class: Class A Common Stock

Stockholder Name: Hilart Abrahamian

Amount and nature of Beneficial ownership: 3,882,500

Percent of class: 33.0012

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

The authorized capital stock of the Company is currently 18,000,000 shares of common stock (16,000,000 Class A and 2,000,000 Class B common stock). The par value is and always has been $0.0001. As of December 31, 2020 the Company had outstanding 10,344,118 shares outstanding

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares of Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering shares of Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that some products may never be used to engage in transactions. It is possible that the failure to release a potential product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage of some of our products. Delays or cost overruns in the development of our potential products and failure of the potential products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The shares of Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Pyrotree Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Pyrotree Inc. could harm our reputation and materially negatively impact our financial condition and business.

This is a new and unproven industry

The delivery market for cannabis is a new, dynamic, and changing, unproven market.

Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to capitalize on a software backend delivery product, rendering our intellectual property worthless. The value of your investment could depreciate significantly.

Credit might not be available when we need it

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution.

There are several potential competitors who are better positioned than we are to take the majority of the market

The cannabis industry is fractured and regional however there are well-developed and highly competitive companies in the space. There are several large and established companies with access to talent, economic resources and manufacturing/ cultivation relationships needed to develop a competitive product. Many of these companies also have recognized brand names and established distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a license to our IP from us, then the value of your investment would be greatly diminished.

The nature of the product means there is a high likelihood we will face certain lawsuits

We sell a product that enables companies to more efficiently deliver cannabis to retail customers. Our industries experience a significant number of potential criminal liability relating to cannabis. As sales and use of our product continue to grow, we expect to face certain legal scrutiny and potential lawsuits from customers or government entities. We may be forced to pay significant awards, and/or redesign the product. These costs could bankrupt certain divisions requiring additional investment or the company to become bankrupt as a whole which would significantly reduce the value of your investment.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan.

Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws or conspire with another to violate them. In United States v. Oakland Cannabis Buyers' Cooperative and Gonzales v. Raich, the U.S. Supreme Court ruled that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis

Our ability to grow our business depends on state laws pertaining to the cannabis industry.

Continued development of the medical and recreational-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the cannabis industry is not assured, and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the cannabis industry, such as restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on the industry or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states. FDA regulation of medical-use cannabis and the possible registration of facilities where cannabis is grown could negatively affect the cannabis industry and our financial condition. Should the federal government legalize cannabis, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Internal Revenue Code provides a higher tax rate for cannabis industry businesses.

Internal Revenue Code section 280E prohibits medical-marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to contend with higher effective federal tax rates than similar companies in other industries. Our customers' effective tax rate will vary but it can be as high as 90%. This relatively higher tax rate of our customers could affect our future profitability and could cause us to perform worse than investments in different industries.

Investors risk criminal liability and the cannabis business's assets are subject to forfeiture.

While we do not consider ourselves a cannabis business, business practices could change or we could be viewed as a cannabis business even though we are non-plant touching. If that happens because marijuana is federally illegal, investing in cannabis businesses could be found to violate the CSA. Investors and company directors or management could be indicted under federal law, and all of the assets contributed to the Company, including real property, cash, equipment and other goods, could be subject to asset forfeiture.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.

On May 16, 2014, and again on September 5, 2018, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC has noted an increase in the number of investor complaints regarding marijuana-related investments and has issued temporary trading suspensions for the common stock of various different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

Pyrotree Inc.

By   /s/ *all of the information has been filled out accurately*

Name: all of the information has been filled out accurately

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

PYROTREE INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Pyrotree Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Pyrotree Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 26, 2021
Los Angeles, California

PYROTREE INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	14,033	$	15,626
Prepaids and other current assets		1,771		17,047
Total current assets		**15,804**		**32,673**
Property and Equipment, net		0		229
Security Deposit		-		3,400
Total assets	$	**15,804**	$	**36,302**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current portion of Promissory Note	$	56,617	$	5,000
Current portion of Convertible Note		815,500		-
Deferred revenue		11,894		7,655
Other current liabilities		66,483		25,853
Total current liabilities		**950,494**		**38,508**
Convertible Notes		50,000		713,000
Promissory Note		27,111		2,396
Total liabilities		**1,027,604**		**753,904**
STOCKHOLDERS EQUITY				
Common Stock		858		855
Preferred Stock		17,647		17,647
Additional Paid in Capital		1,580,103		1,562,101
Treasury Stock		(41,563)		(41,563)
Retained earnings/(Accumulated Deficit)		(2,568,846)		(2,256,642)
Total stockholders' equity		**(1,011,800)**		**(717,602)**
Total liabilities and stockholders' equity	$	**15,804**	$	**36,302**

See accompanying notes to financial statements.

PYROTREE INC .

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
Net revenue	$	468,683	$	154,313
Cost of revenues		80,703		104,690
Gross profit		387,980		49,623
Operating expenses				
General and administrative		542,567		653,878
Sales and marketing		121,921		293,831
Total operating expenses		664,487		947,709
Operating income/(loss)		(276,507)		(898,086)
Interest expense		43,192		-
Other Loss/(Income)		(7,496)		(13,575)
Income/(Loss) before provision for income taxes		(312,203)		(884,511)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(312,203)**	**$**	**(884,511)**

See accompanying notes to financial statements.

PYROTREE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 (UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid in Capital	Treasury Stock	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2018	**8,550,000** $	**855**	**1,764,706** $	**17,647**	$ **1,562,101**	$ **(41,563)**	$ **(1,372,131)**	$ **166,909**
Issuance of Common Stock	-	-	-	-		-		-
Net income/(loss)							(884,511)	(884,511)
Balance—December 31, 2019	8,550,000 $	855	1,764,706 $	17,647	$ 1,562,101	$ (41,563)	$ (2,256,642)	$ (717,602)
Exercise of Options	29,412	3			1,835	-		1,838
Sharebased Compensation					16,167			16,167
Net income/(loss)							(312,203)	(312,203)
Balance—December 31, 2020	**8,579,412** $	**858**	**1,764,706** $	**17,647**	$ **1,580,103**	$ **(41,563)**	$ **(2,568,846)**	$ **(1,011,800)**

See accompanying notes to financial statements.

PYROTREE INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(312,203)	$	(884,511)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		229		1,508
Shared Based Compensation		16,167		
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		15,277		(5,796)
Deferred revenue		4,239		(17,276)
Other current liabilities		40,630		19,857
Security deposit		3,400		-
Net cash provided/(used) by operating activities		**(232,263)**		**(886,218)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock				-
Borrowing on Convertible Notes		152,500		713,000
Borrowing on Promissory Note		81,332		
Repayment on Promissory Note		(5,000)		(11,667)
Exercise of Options		1,838		
Net cash provided/(used) by financing activities		**230,670**		**701,333**
Change in cash		(1,593)		(184,885)
Cash—beginning of year		15,626		200,510
Cash—end of year	**$**	**14,033**	**$**	**15,625**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Pyrotree Inc. was formed on April 15, 2015 in the state of Nevada. The financial statements of Pyrotree Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California

PyroTree Inc is a software solutions firm specializing in custom point of sale solutions and inventory management platforms. Our platforms are versatile and allow many vendors to manipulate and integrate with our API's delivering a unique experience for all industry specific management software.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Plant, property and equipment	5-7 years
Leashold Improvements	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Pyrotree Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when service is provided in accordance with the terms of contracts with customers.

Income is principally comprised of revenues earned by the Company as part of the charging its customer user fees for the use of its platform. In certain cases, the Company might receive customer payment upfront for an annual contract or a monthly contract that runs over reporting period. In those cases, the portion of the service obligation that has not been satisfied is recorded as a deferred revenue. .

Cost of revenue

Costs of revenues include the cost of support payroll, support dues& subscription, web hosting, domains and etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $121,921 and $293,831, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 26, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid expenses		$ 10,852
Other current assets	$ 1,771	$ 6,195
Total Prepaids and other current assets	**$ 1,771**	**$ 17,047**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued Expenses	$ 800	$ 1,600
Accrued interest expenses	49,988	6,796
Payroll liabilities	15,695	17,457
Total Other Current Liabilities	**$ 66,483**	**$ 25,853**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Computers & Equipment	$ 4,241	$ 4,241
Leashold Improvements	3,985	3,985
Property and Equipment, at Cost	8,226	8,226
Accumulated depreciation	(8,226)	(7,998)
Property and Equipment, Net	**$ -**	**$ 229**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $229 and $1,508, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,500,000 shares of common shares par value of $0.0001. As of December 31, 2020, and December 31, 2019, 8,579,412 and 8,550,000 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of preferred shares with $0.01 par value. As of December 31, 2020, and December 31, 2019, 1,764,706 and 1,764,706 shares of preferred shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,450,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	5.00
Risk-free interest rate	0.29%
Expected volatility	60%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	822,767	$ 1.00	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	822,767	$ 1.00	6.75
Exercisable Options at December 31, 2020	274,256	$ 1.00	6.75

Stock option expense for the years ended December 31, 2020 was $16,167 .

7. DEBT

Promissory Notes & Loans

The Company entered into a Secured Promissory Note in the amount of $21,563 with Green Equity Media LLC. The Company also received and a PPP loan for an amount of $81,332 from Chase Bank. The details and terms of the Company's loans are as follow:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP loan	$ 81,332	0.98%	4/6/2020	6/4/2022	$ 531	$ 531	$ 54,221	$ 27,111	$ 81,332					
Secured Promissory Note	$ 21,563	10.00%	9/17/2018	9/30/2020	$ 740	$ -	$ 2,396	$ -	$ 2,396	$ 1,906	$ -	$ 5,000	$ 2,396	$ 7,396
Total					$ 1,271	$ 531	$ 56,617	$ 27,111	$ 83,728	$ 1,906	$ -	$ 5,000	$ 2,396	$ 7,396

The Secured Promissory Note was entered into by the Company to finance the purchase of its stock back from Green Equity Media LLC.

The Payroll Protection Program ("PPP") loan is subject to forgiveness, and the Company expects for the loans to be forgiven.

The summary of the future maturities is as follow:

As of Year Ended December 31, 2020

2021	$ 56,617
2022	27,111
2023	-
2024	
2025	
Thereafter	
Total	**$ 83,728**

Convertible Note(s)

During 2019, the Company entered several Promissory Convertible Notes agreements with certain lenders for an aggregate amount of $865,500. The details and terms of the convertible notes are as follow:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 815,500	5.00%	Fiscal Year 2019	11/1/2021	40,775	40,775	815,500	-	815,500	6,796	6,796	-	$ 713,000	713,000
2020 Convertible Note 1	$ 25,000	5.00%	12/12/2020	12/16/2022	104	104	-	25,000	25,000					
2020 Convertible Note 2	$ 25,000	5.00%	12/16/2020	2/12/2023	1,042	1,042	-	25,000	25,000					
Total					$ 41,921	$ 41,921	$ 815,500	$ 50,000	$ 865,500	$ 6,796	$ 6,796	$ -	$ 713,000	$ 713,000

The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.85, and (ii) the quotient resulting from dividing $15,000,000 by the number of outstanding shares of Common Stock of the Company as of the date of the Note. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (93,162)	$ (258,220)
Valuation Allowance	93,162	258,220
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (752,917)	$ (659,755)
Valuation Allowance	752,917	659,755
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,523,179, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,522,495. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. **COMMITMENTS AND CONTINGENCIES**

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events for the period from December 31, 2020 through February 26, 2020 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. **GOING CONCERN**

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $312,203 , an operating cash flow loss of $232,263 and liquid assets in cash of $14,033, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, all of the information has been filled out accurately, Principal Executive Officer of Pyrotree Inc., hereby certify that the financial statements of Pyrotree Inc. included in this Report are true and complete in all material respects.

all of the information has been filled out accurately

Principal Executive Officer